FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of February 2017

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Consolidated Results of Operations (US GAAP), Third quarter, fiscal year ended March 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: February 7, 2017	By:	/s/ Hajime Ikeda
Hajime Ikeda
Senior Managing Director

No Spacing;Connecting Markets East & West

Consolidated Results of Operations

Third quarter, year ending March 2017

(US GAAP)

Nomura Holdings, Inc.

January 2017

© Nomura

Outline

Presentation Executive summary (p. 2) Overview of results (p. 3) Business segment results (p. 4) Retail (p. 5-6) Asset Management (p. 7-8) Wholesale (p. 9-11) Non-interest expenses (p. 12) Robust financial position (p. 13) Funding and liquidity (p. 14)

Financial Supplemen Consolidated balance sheet (p. 16) Value at risk (p. 17) Consolidated financial highlights (p. 18) Consolidated income (p. 19) Main revenue items (p. 20) Consolidated results: Income (loss) before income taxes by segment and region (p. 21)

Segment “Other” (p. 22) Retail related data (p. 23-26) Asset Management related data (p. 27-28) Wholesale related data (p. 29)

Number of employees (p. 30)

Executive summary

Highlights

FY2016/17 1Q – 3Q

- **Income before income taxes: Y240.5bn (+35% YoY); Net income[1]: Y178.4bn (+18%); ROE[2]: 8.6%; EPS[3]: Y48.76**
  - Wholesale key driver as Fixed Income revenues increased and expenses declined on the back of cost reductions
  - All international regions profitable with international business booking Y71.4bn in income before income taxes

FY2016/17 3Q

- **Income before income taxes: Y95.9bn (+17% QoQ); Net income[1]: Y70.3bn (+15%); ROE[2]: 10.3%: EPS[3]: Y19.44**
  - All business divisions reported stronger net revenue and income before income taxes QoQ with Group income before income taxes at highest level in six quarters
  - International business profitable for third straight quarter; Group effective tax rate of 26%
- **Three segment income before income taxes of Y87.4bn (+43% QoQ)**

  Retail
  - Investor sentiment improved on stock market rally and yen depreciation; Sales of stocks, bonds, and investment trusts rebounded strongly after bottoming in 1Q

  Asset Management
  - Assets under management at record high on inflows and market factors
  - Income before income taxes at highest level since year ended March 2002 driven by gains related to American Century Investments and dividend income

  Wholesale
  - Americas and AEJ booked stronger revenues by capitalizing on revenue opportunities from higher client activity
  - Fixed Income revenues up on robust FX and resilient Rates businesses

Income (loss) before income taxes and net income (loss)[1]



Group
(billions of yen)
Income (loss) before income taxes
Net income (loss)
106.0
19.9
51.6
-12.3
62.8
81.8
95.9
68.7
46.6
35.4
-19.2
46.8
61.2
70.3
FY2015/16
FY2016/17
1Q
2Q
3Q
4Q
1Q
2Q
3Q

Three segment income (loss) before income taxes



Wholesale
Asset Management
Retail
82.3
53.8
48.5
-4.9
67.5
61.1
87.4
FY2015/16
FY2016/17
1Q
2Q
3Q
4Q
1Q
2Q
3Q

1. Net income attributable to Nomura Holdings shareholders.
2. Calculated using annualized net income attributable to Nomura Holdings shareholders for each period.
3. Diluted net income attributable to Nomura Holdings shareholders per share.

2

Overview of results Highlights (billions of yen, except EPS and ROE)     FY2016/17    FY2016/17 QoQYoYYoY 3Q    1-3Q

Net revenue    368.6 +6%+4%1,054.1-6% Non-interest expenses    272.7 +3%-10%813.6-13% Income before income taxes    95.9 +17%+86%240.5+35% Net income1    70.3 +15%+99%178.4+18% EPS2    Y19.44 +17%+102%Y48.76+19%

ROE3    10.3% 8.6% 1. Net income attributable to Nomura Holdings shareholders. 2. Diluted net income attributable to Nomura Holdings shareholders per share. 3. Calculated using annualized net income attributable to Nomura Holdings shareholders for each period.

Business segment results Net revenue and income (loss) before income taxes FY2016/17FY2016/17 QoQYoYYoY 3Q1-3Q

Net revenue    Retail 101.3+18%-3%271.3-23% Asset Management    28.9+36%+14%76.1+1% Wholesale    197.3+10%+6%568.1-3%

Subtotal    327.5+14%+4%915.5-9% Other*    28.7-45%-17%129.2+26% Unrealized gain (loss) on investments in

equity securities held for operating purposes    12.4+64%+163%9.53.3x Net revenue    368.6+6%+4%1,054.1-6% Income    Retail 25.9+80%-7%49.0-58% (loss) before     income    Asset Management 14.0+88%+30%33.7+9% taxes    Wholesale 47.4+21%4.8x133.33.5x Subtotal    87.4+43%+80%216.0+17% Other *    -3.8—15.0- Unrealized gain (loss) on investments in

equity securities held for operating purposes    12.4+64%+163%9.53.3x

Income (loss) before income taxes    95.9+17%+86%240.5+35% *Additional information on “Other” (3Q)     Loss on changes to own and counterparty credit spread relating to Derivatives (Y4.8bn)1

1. Unrealized changes in the fair value of financial liabilities elected for the fair value option attributable to instrument-specific credit risk (“own credit adjustments”) are presented separately in other comprehensive income rather than through earnings from the first quarter, year ending March 2017.

Retail Net revenue and income before income taxes (billions of yen)     FY2015/16    FY2016/17 QoQYoY

3Q    4Q1Q2Q3Q Net revenue    104.3 85.083.886.2101.3+18%-3% Non-interest expenses    76.5 72.975.171.875.4+5%-1% Income before income taxes    27.8 12.28.714.425.9+80%-7%

Key points Net revenue: Y101.3bn (+18% QoQ; -3% YoY) Income before income taxes: Y25.9bn (+80% QoQ; -7% YoY) Net revenue and income before income taxes both higher QoQ - Investor sentiment improved on stock market rally and yen depreciation

- Strong rebound in sales of stocks, bonds, and investment trusts Client franchise    Dec / 3Q Sep / 2Q - Retail client assets    Y108.0trn Y99.1trn - Accounts with balance    5.38m 5.38m - NISA account applications1    1.73m 1.71m - Net inflows of cash and securities2    -Y338.3bn Y319bn Total sales3 (billions of yen)     4,000 Stocks    Bonds Investment trusts Discretionary investments, Insurance products 3,000     2,000     1,000     0     FY2015/16    FY2016/17 3Q    4Q 1Q2Q3Q 1.    Includes Junior NISA. 2.Cash and securities inflows minus outflows, excluding regional financial institutions.

3.    Retail channels only. 4.Retail channels, Net & Call, and Hotto Direct. Total sales3 increased 42% QoQ Stocks: +44% QoQ – Strong rebound in Japan secondary market sales – Contributions from foreign stock sales and primary deals (Primary stock subscriptions4: Y165.9bn; +44% QoQ) Investment trusts: +11% QoQ – Inflows into US-related investment trusts (high yield bonds, stocks, REITs) and Indian stock funds Bond sales of Y729.9bn, up 109% QoQ – Sales of JGBs for individual investors (Y277.5bn) at highest level in 3 years – Robust sales of foreign bonds driven by primary deals Discretionary investment and insurance sales down 9% QoQ

Retail: Rebound in recurring revenue, steady growth in NISA

Recurring revenue



(billions of yen)
Recurring revenue (annualized, adjusted basis)
Recurring revenue cost coverage ratio (rhs)
100.0
80.0
60.0
40.0
20.0
30%
20%
10%
0%
25%
25%
24%
25%
25%
76.8
71.9
71.3
71.0
74.0
FY2015/16
FY2016/17
3Q
4Q
1Q
2Q
3Q

- Annualized recurring revenue of Y74bn
  - Although investment trust redemptions increased due to sharp market rebound, discretionary investment net inflows and market factors helped drive investment trust and discretionary investment assets under management higher

	Dec / 3Q	Sep / 2Q
■ Recurring revenue	Y18.7bn	Y17.9bn
– Discretionary investment net inflows[1]	Y42.6bn	Y63.9bn
– Investment trust net inflows[1]	-Y104.5bn	Y8.8bn
■ Sales of insurance products[2]	Y37.8bn	Y38.8bn

Discretionary investment assets under management



(billions of yen)
Quarterly discretionary investment net inflows[1]
2,500
2,000
1,500
1,000
2,164.4
200.1
2,193.8
51.7
2,201.0
107.2
2,269.1
63.9
2,399.7
42.6
FY2015/16
FY2016/17
3Q / Dec
4Q / Mar
1Q / Jun
2Q / Sep
3Q / Dec

NISA account openings and accumulated sales



(billions of yen)
Accumulated sales (lhs)
NISA accounts opened (rhs)
1,587
1,457.2
1,500.0
1,000.0
500.0
0.0
1,500
1,300
1,100
900
Mar
Jun
Sep
Dec
Mar
Jun
Sep
Dec
2015
2016

1. *Retail channels, Japan Wealth Management Group.*
2. *Retail channels.*

6

Asset Management

NOMURA

Net revenue and income before income taxes

(billions of yen)

	FY2015/16		FY2016/17			QoQ	YoY
	3Q	4Q	1Q	2Q	3Q		
Net revenue	25.3	20.3	25.9	21.3	**28.9**	+36%	+14%
Non-interest expenses	14.6	14.5	13.7	13.8	**14.9**	+8%	+2%
Income before income taxes	10.7	5.8	12.2	7.4	**14.0**	+88%	+30%

Assets under management



(trillions of yen)
AuM (net)[1]
AuM (gross)[2]
42.2
50.8
40.1
48.2
37.3
44.7
38.5
46.0
43.2
51.4
FY2015/16
FY2016/17
Dec
Mar
Jun
Sep
Dec

Key points

- Net revenue: Y28.9bn (+36% QoQ; +14% YoY)
- Income before income taxes: Y14bn (+88% QoQ; +30% YoY)
  - AuM reached record high on inflows into investment trusts and investment advisory business as well as market factors
  - Strongest quarterly income before income taxes since year ended March 2002, driven by higher asset management fees, gains related to American Century Investments, and dividend income

Investment trust business

- Solid inflows into ETFs and privately placed funds for regional financial institutions

Top 3 publicly offered stock funds (excl. ETFs) by inflows in 3Q

- U.S. Value Strategy Fund: Y52.4bn
- Nomura India Investment Fund: Y41.7bn
- Nomura PIMCO World Income Strategy Fund: Y29.1bn

Investment advisory and international business

- Japan reported continued inflows from public and private pension funds
- International business booked inflows driven by good performance of high yield products and won mandates in Australia and China in addition to Latin America

1. *Net after deducting duplications from assets under management (gross) of Nomura Asset Management, Nomura Funds Research and Technologies and Nomura Corporate Research and Asset Management.*
2. *Assets under management (gross) of above three companies.*

7

Asset Management: Solid business performance and traction in ACI partnership

NOMURA

Assets under management (net)[1] by business



(trillions of yen)
Investment trust business
Investment advisory business
50.0
40.0
30.0
20.0
10.0
0.0
42.2
40.1
37.3
38.5
43.2
14.2
13.4
12.4
13.1
14.6
28.0
26.7
24.9
25.4
28.6
FY2015/16
FY2016/17
Dec
Mar
Jun
Sep
Dec

Nomura Asset Management public investment trust market share[2]



26.0%
24.0%
22.0%
20.0%
24.9%
24.8%
24.0%
24.2%
25.4%
FY2015/16
FY2016/17
Dec
Mar
Jun
Sep
Dec

Inflows into investment trust business[3]



(billions of yen)
Investment trust business (excl. ETFs)
MRFs, MMFs, etc.
Other investment trusts (excl. ETFs)
ETF
1,500
1,000
500
0
-500
-1,000
259
-102
-427
838
-399
-24
-471
477
759
279
FY2015/16
FY2016/17
3Q
4Q
1Q
2Q
3Q

Partnership with ACI

- In November 2016, launched U.S. Value Strategy Fund managed by ACI for retail investors in Japan
- Made proposals to Japanese institutional investors for several ACI products; A pension fund started using a global stock product managed by ACI
- Set up sales collaboration in Europe and Asia and started promoting ACI products

1. *Net after deducting duplications from assets under management (gross) of Nomura Asset Management, Nomura Funds Research and Technologies and Nomura Corporate Research and Asset Management.*
2. *Source: The Investment Trusts Association, Japan.*
3. *Based on net assets under management.*

8

Wholesale

NOMURA

Net revenue and income (loss) before income taxes

(billions of yen)

	FY2015/16		FY2016/17			QoQ	YoY
	3Q	4Q	1Q	2Q	3Q		
Global Markets	157.2	108.3	170.5	156.1	**173.0**	+11%	+10%
Investment Banking	28.8	27.9	20.4	23.8	**24.2**	+2%	-16%
Net revenue	186.0	136.2	190.9	179.9	**197.3**	+10%	+6%
Non-interest expenses	176.0	159.0	144.3	140.6	**149.9**	+7%	-15%
Income (loss) before income taxes	9.9	-22.8	46.6	39.3	**47.4**	+21%	4.8x

Net revenue by region

(billions of yen)



200.0
150.0
100.0
50.0
0.0
43.5
43.2
27.1
72.2
45.4
23.7
18.0
49.0
61.1
40.8
21.4
67.7
55.9
39.4
26.1
58.5
64.8
39.6
34.3
58.6
Americas
EMEA
AEJ
Japan
FY2015/16
FY2016/17
3Q
4Q
1Q
2Q
3Q

Key points

- Net revenue: Y197.3bn (+10% QoQ; +6% YoY)
- Income before income taxes: Y47.4bn (+21% QoQ; 4.8x YoY)

- Net revenue and income before income taxes both up QoQ
  - Americas and AEJ booked stronger revenues by capitalizing on revenue opportunities from higher client activity
  - Fixed Income revenues up on robust FX and resilient Rates businesses
  - Continued to stringently control costs, although bonus provisions reflect pay for performance

Net revenue by region (QoQ; YoY)

- Americas: Y64.8bn (+16%; +49%)
  - Global Markets reported higher revenues driven by Rates, FX and Execution Services

- Japan: Y58.6bn (+0.2%; -19%)
  - In Global Markets, FX and Equities businesses offset slowdown in Credit
  - Investment Banking reported a decline in ECM revenues due to lower market value of new deal issuance

- EMEA: Y39.6bn (+1%; -8%)
  - Revenues flat QoQ, supported by pick up in Emerging Markets Rates and FX

- AEJ: Y34.3bn (+31%; +27%)
  - Solid performance in Emerging Markets Rates and FX by capturing client flows and directional opportunities
  - Investment Banking booked stronger revenues on contributions from high-profile M&A and other businesses

9

Wholesale: Global Markets

Net revenue


(billions of yen)
Equities
Fixed Income
157.2
76.9
80.2
108.3
80.7
27.6
170.5
62.6
107.9
156.1
56.5
99.6
173.0
55.8
117.3
QoQ
+11%
YoY
+10%
FY2015/16
FY2016/17
3Q
4Q
1Q
2Q
3Q

FY2016/17 3Q net revenue by region


YoY
QoQ
Global Markets
Global Markets
Fixed Income
Equities
Americas
EMEA
AEJ
Japan
0% ~ ±5%
±5% ~ ±15%
±15% ~

Key points

Global Markets

- Net revenue: Y173bn (+11% QoQ; +10% YoY)
  - Another solid quarter, driven by continued momentum in Fixed Income businesses

Fixed Income

- Net revenue: Y117.3bn (+18% QoQ; +46% YoY)
  - Strong performance in Rates and FX particularly in Emerging Markets from robust client activity

Equities

- Net revenue: Y55.8bn (-1% QoQ; -28% YoY)
  - Revenues roughly unchanged QoQ as Cash Equities rebounded on the back of higher market volumes in Japan and the Americas, offsetting a slowdown in Derivatives

- Americas: Fixed Income remained strong, particularly in Rates & FX, while Equities was stable QoQ despite slowdown in Derivatives
- EMEA: Fixed Income revenues driven by rebound in Emerging Markets Rates & FX, while G10 Rates normalized from strong previous quarter
- AEJ: In Fixed Income, Emerging Markets Rates & FX booked significantly higher revenues, while Equities slowed QoQ due to lower market volumes
- Japan: In Fixed Income, slowdown in Credit partially offset by robust performance in FX, while in Equities Cash and Prime Services booked stronger revenues QoQ

10

NOMURA

Wholesale: Investment Banking

Cross-border deals

Net revenue[1]



(billions of yen)
Investment Banking (gross)
42.5
49.7
33.7
42.2
41.7
Investment Banking
28.8
27.9
20.4
23.8
24.2
QoQ +2%
YoY -16%
FY2015/16
2016/17
3Q
4Q
1Q
2Q
3Q

Key points

- Net revenue: Y24.2bn (+2% QoQ; -16% YoY)
- Investment Banking (gross) revenue of Y41.7bn
  - Revenues flat QoQ as revenue diversification across businesses and regions offset lower market value of deals in Japan ECM
  - Japan: Revenues declined QoQ on weaker quarter in ECM
    - ✓ Retained top spot on Japan ECM league table (market share: 31.0%)[2]
    - ✓ Solid performance in DCM; Tapped into funding demand among international issuers to take #1 spot on Samurai bond league table (market share: 20.4%)[2]
  - International: Revenues up QoQ and YoY on resilient performance in Americas and AEJ
    - ✓ Won several cross-border and other high-profile M&A mandates
    - ✓ Leveraged Finance revenues grew on acquisition finance related to M&A

3Q high-profile mandates

M&A / ALF

- Momentum continued with cross-border and multi-product mandates

Grifols acquisition of NAT Blood Screening Business of Hologic / Financing (M&A $1.9bn, ALF $1.7bn)	**Heineken** acquisition of Punch Taverns (£1.8bn)
Sale of partial stake in **Promasidor** to Ajinomoto ($532m)	**Kansai Paint** acquisition of 100% stake in Helios Group (€565m)
Kronos (Hellman & Friedman, Blackstone, etc. portfolio companies) refinancing ($3.3bn)	Acquisition finance for **Oberthur Technologies** (**Advent International** subsidiary) on acquisition of Morpho (€2.4bn)

ECM

- Large IPOs in Japan

Kyushu Railway Company Global IPO (Y416bn)	**Keyence** PO (Y128bn)	**Acushnet Holdings** IPO ($378m)

DCM

- Executed several large DCM mandates for financial institutions and SSAs[3] such as capital enhancements and foreign currency fundraising

CITIC Samurai bond (Y100bn)	**China Great Wall Asset Management** USD denominated bond ($1.5bn)
Federal Republic of Austria Benchmark bond (€5.0bn)	**CNP Assurances** Tier 3 bond (€1.0bn)

1. *Past figures for Investment Banking and Investment Banking (gross) have been reclassified from FY2016/17 2Q in line with revised disclosure method. FY2015/16 3Q includes realized gain from private equity investment (Mitsui Life Insurance).*
2. *Source: Thomson Reuters (Jan – Dec 2016)*
3. *Sovereigns, Supranationals, Agencies*

11

Non-interest expenses Full year     Quarter (billions of yen)     (billions of yen) 400 1,500     1,257.41,230.5 Other    1,200 303.3292.5

275.7265.2272.7300 Business development     expenses    900 Occupancy and related     200 depreciation     Information processing    600 and communications     Commissions and floor     100 brokerage    300 Compensation and     benefits     0    0

FY2015/16FY2016/17 FY2014/15 FY2015/16    QoQ 3Q4Q1Q2Q3Q Compensation and benefits    596.6 574.2141.8126.8125.9128.0127.6-0.3% Commissions and floor brokerage    130.0 123.931.125.924.222.923.00.5% Inf ormation processing and communications    192.3 189.946.846.944.241.642.21.3% Occupancy and related depreciation    76.1 78.419.620.918.216.816.90.5% Business development expenses    35.2 35.99.39.88.36.98.828.6%

Other    227.2 228.254.662.254.849.154.210.5% Total    1,257.4 1,230.5303.3292.5275.7265.2272.72.8% Key points Non-interest expenses: Y272.7bn (+3% QoQ; -10% YoY) Total expenses up 3% QoQ due to slight rise in non-personnel expenses

– Compensation and benefits (-0.3% QoQ) Continued to control costs but made bonus provisions in line with pay for performance

– Business development expenses (+29% QoQ) Increased costs in Retail for marketing campaign for JGBs for individual investors

Robust financial position

NOMURA

Balance sheet related indicators and capital ratios

	Mar 2016	Sep 2016	Dec 2016
■ Total assets	Y41.1trn	Y43.0trn	Y43.1trn
■ Shareholders' equity	Y2.7trn	Y2.6trn	Y2.8trn
■ Gross leverage	15.2x	16.3x	15.3x
Net leverage[1]	9.6x	9.8x	8.9x
■ Level 3 assets[2] (net)	Y0.4trn	Y0.4trn	Y0.5trn
■ Liquidity portfolio	Y5.9trn	Y4.9trn	Y5.4trn

(billions of yen)

Basel 3 basis	Mar 2016	Sep 2016	Dec 2016[2]
Tier 1 capital	2,578	2,567	2,714
Tier 2 capital	323	306	128
Total capital	2,901	2,873	2,842
RWA[3]	15,971	13,706	14,627
Tier 1 capital ratio	16.1%	18.7%	18.5%
CET 1 capital ratio[4]	15.4%	18.0%	17.6%
Consolidated capital adequacy ratio	18.1%	20.9%	19.4%
Consolidated leverage ratio[5]	4.28%	4.39%	4.47%
HQLA[6]	Y6.2trn	Y5.2trn	Y4.8trn
LCR[6]	175.8%	181.3%	178.6%

RWA[3] and CET 1 capital ratio[4]



(trillions of yen)
RWA (Basel 3) (lhs)
CET1 capital ratio (Basel 3) (rhs)
20.0
15.0
10.0
5.0
0.0
15.1%
15.4%
16.3%
18.0%
17.6%
17.0%
20.0%
15.0%
10.0%
5.0%
0.0%
FY2015/16
FY2016/17
Dec
Mar
Jun
Sep
Dec
Fully loaded Basel 3 2019 applied to balance sheet at end Dec (estimate)

Level 3 assets[2] and net level 3 assets/Tier 1 capital



(billions of yen)
Level 3 Assets
Net Level 3 Assets
Net Level 3 Assets / Tier 1 Capital
800
600
400
200
0
30%
20%
10%
0%
14%
14%
17%
16%
18%
FY2015/16
FY2016/17
Dec
Mar
Jun
Sep
Dec

1. *Net leverage: Total assets minus securities purchased under agreements to resell and securities borrowed, divided by Nomura Holdings shareholders' equity.* 2. *Dec 2016 is preliminary.*
3. *Credit risk assets are calculated using the internal model method.* 4. *CET 1 capital ratio is defined as Tier 1 capital minus Additional Tier 1 capital divided by risk-weighted assets.*
5. *Tier 1 capital divided by exposure (sum of on-balance sheet exposures and off-balance sheet items).* 6. *Monthly average for each quarter.*

13

Funding and liquidity Balance sheet structure Highly liquid, healthy balance sheet structure – 79% of assets are highly liquid trading and related assets that are marked-to-market and matched to trading and related liabilities through repos etc. (regionally and by currency) – Other assets are funded by equity and long-term debt, ensuring structural stability Liquidity portfolio2 Liquidity portfolio: – Y5.4trn, or 12% of total assets – Maintain a high quality liquidity portfolio surplus without the need for additional unsecured funding over a certain period Balance sheet (As of December 2016) Assets Liabilities and equity Trading liabilities Trading assets and related1 and related1 Other liabilities Short-term borrowings Cash and cash deposits Long-term borrowings Other assets Total equity Unsecured funding2 Approx. 80% of unsecured funding is long-term debt Diversified sources of funding Short-term debt 14% Long-term debt due within 1yr, 5% International 25% Loans Bank (incl. lending Long-term subordinated) market debt, 81% Average Euro MTN/Yen, maturity Japan retail bonds, etc. Retail 4.9 years3 75% market Euro MTN/Other, Wholesale wholesale market bonds, etc. Breakdown of Long-term Funding of short-term/long- debt by long-term term debt region debt 1. Trading assets and related: Reverse repo, securities, derivatives, etc. Trading liabilities and related: Repo, securities loaned, derivatives, etc. 2. Definition differs from financial disclosures reflecting Liquidity Management’s view. Cash and cash deposits portion of liquidity portfolio excludes funds on deposit at exchanges and segregated client funds. 3. Excludes long-term debt due within one year. Redemption schedule is individually estimated by considering the probability of redemption under certain stressed scenarios. 14

Financial Supplement

Consolidated balance sheet Mar 31,    Dec 31,Increase (billions of yen)    2016 2016(Decrease) Assets     Total cash and cash deposits    3,899 3,097-801 Total loans and receivables    2,970 2,883-87 Total collateralized agreements    15,078 17,9722,895 Total trading assets1 and private    16,410 16,167-243 equity investments     Total other assets    2,734 2,933198 Total assets    41,090 43,0521,962 Mar 31,    Dec 31,Increase 2016    2016(Decrease) Liabilities     Short-term borrowings    663 621-42 Total payables and deposits    4,249 4,000-249 Total collateralized financing    16,606 17,9871,381 Trading liabilities    7,499 8,7131,213 Other liabilities    1,201 1,28483 Long-term borrowings    8,130 7,580-550 Total liabilities    38,347 40,1841,837 Equity     Total NHI shareholders’ equity    2,700 2,807107 Noncontrolling interest    43 6118 Total liabilities and equity    41,090 43,0521,962 1. Including securities pledged as collateral. 16

Value at risk Definition - 99% confidence level - 1-day time horizon for outstanding portfolio- Inter-product price fluctuations considered From April 1, 2016, to December 31, 2016 (billions of yen)- Maximum: 6.7- Minimum: 3.4- Average: 4.6 FY2014/15    FY2015/16FY2015/16FY2016/17 (billions of yen)    Mar MarDecMarJunSepDec Equity    1.0 0.91.70.90.70.91.4 Interest rate    4.2 3.84.93.84.13.22.9 Foreign exchange    1.1 0.82.00.82.51.73.7 Sub-total    6.2 5.58.55.57.35.88.0 Diversification benefit    -1.6 -2.0-2.8-2.0-2.9-1.9-3.1 VaR    4.6 3.55.73.54.43.94.9

Consolidated financial highlights Full year     (billions of yen)     8.6%     300    9% Net income (loss)    200 6% attributable to NHI     4.9% shareholders     224.8     ROE(%)     100    3% 131.6 0    0% Quarter     (billions of yen)     100     8.6%9% 8.1% 7.0% 80    7.3% 60     6% 4.9%61.270.3 40     20    35.4 46.83% 0     -19.2 -20     0% FY2014/15 FY2015/16 Net revenue    1,604.2 1,395.7 Income (loss) before income taxes    346.8 165.2 Net income (loss) attributable to Nomura    224.8 131.6 Holdings, Inc. (“NHI”) shareholders     Total NHI shareholders’ equity    2,707.8 2,700.2 ROE (%)1    8.6% 4.9% Basic-Net income (loss) attributable to NHI    61.66 36.53 shareholders per share (yen)     Diluted-Net income (loss) attributable to NHI    60.03 35.52 shareholders per share (yen)     Total NHI shareholders’ equity per share (yen)    752.40 748.32 FY2015/16     FY2016/17 3Q    4Q 1Q2Q3Q 354.9    280.1 338.5347.0368.6 51.6    -12.3 62.881.895.9 35.4    -19.2 46.861.270.3 2,804.7    2,700.2 2,642.32,639.42,807.2 7.3%    4.9% 7.0%8.1%8.6% 9.83    -5.31 13.0017.1019.89 9.61    -5.33 12.7116.6819.44 777.74    748.32 736.47742.39796.79 1. Quarterly ROE is calculated using annualized year-to-date net income (loss).

Consolidated income Full year    Quarter (billions of yen)    FY2014/15 FY2015/16 FY2015/16FY2016/17 3Q4Q1Q2Q3Q Revenue

Commissions    453.4 432.0102.387.876.374.686.3 Fees from investment banking    95.1 118.320.029.017.323.423.7 Asset management and portfolio service fees    203.4 229.057.853.152.652.155.1 Net gain on trading    531.3 354.0105.261.5140.1118.8108.4 Gain on private equity investments    5.5 13.88.73.30.0-0.40.6 Interest and dividends    436.8 440.1107.9106.9106.6108.9117.4 Gain (loss) on investments in equity securities    29.4 -20.54.7-23.5-10.07.712.9 Other    175.7 156.527.944.135.541.139.5 Total revenue    1,930.6 1,723.1434.5362.2418.4426.1443.9 Interest expense    326.4 327.479.682.179.979.175.2 Net revenue    1,604.2 1,395.7354.9280.1338.5347.0368.6 Non-interest expenses    1,257.4 1,230.5303.3292.5275.7265.2272.7 Income (loss) before income taxes    346.8 165.251.6-12.362.881.895.9 Net income (loss) attributable to NHI shareholders    224.8 131.635.4-19.246.861.270.3

Main revenue items Commissions Fees from investment banking Asset management and portfolio service fees Full year    Quarter

FY2014/15 FY2015/16    FY2015/16FY2016/17 (billions of yen)     3Q4Q1Q2Q3Q Stock brokerage commissions    252.8 275.063.761.348.447.057.5 Other brokerage commissions    19.6 23.35.45.84.33.44.3 Commissions for distribution of investment trusts    134.3 89.520.812.415.817.619.1 Other    46.8 44.212.48.37.76.65.4 Total    453.4 432.0102.387.876.374.686.3 Equity underwriting and distribution    28.8 56.710.38.22.86.95.8 Bond underwriting and distribution    20.4 12.91.83.32.93.24.2 M&A / Financial advisory fees    24.6 33.16.511.39.49.69.6 Other    21.2 15.61.46.22.23.64.1 Total    95.1 118.320.029.017.323.423.7

Asset management fees    151.8 164.441.236.936.235.538.0 Administration fees    32.6 45.711.911.711.912.312.8 Custodial fees    19.0 19.04.74.44.54.34.3 Total    203.4 229.057.853.152.652.155.1

Consolidated results: Income (loss) before income taxes by segment and region

NOMURA

Adjustment of consolidated results and segment results: Income (loss) before income taxes

(billions of yen)	Full year		Quarter				
	FY2014/15	FY2015/16	FY2015/16		FY2016/17		
			3Q	4Q	1Q	2Q	3Q
Retail	161.8	127.6	27.8	12.2	8.7	14.4	**25.9**
Asset Management	32.1	36.7	10.7	5.8	12.2	7.4	**14.0**
Wholesale	82.2	15.4	9.9	-22.8	46.6	39.3	**47.4**
Three business segments total	276.1	179.7	48.5	-4.9	67.5	61.1	**87.4**
Other	46.0	6.1	-1.6	16.1	5.8	13.1	**-3.8**
Segments total	322.1	185.8	46.9	11.2	73.3	74.2	**83.5**
Unrealized gain (loss) on investments in equity securities held for operating purposes	24.7	-20.7	4.7	-23.5	-10.5	7.6	**12.4**
Income (loss) before income taxes	346.8	165.2	51.6	-12.3	62.8	81.8	**95.9**

Geographic information: Income (loss) before income taxes[1]

(billions of yen)	Full year		Quarter				
	FY2014/15	FY2015/16	FY2015/16		FY2016/17		
			3Q	4Q	1Q	2Q	3Q
Americas	-27.6	-32.0	-12.3	2.4	15.2	6.9	**17.4**
Europe	-23.5	-67.4	-5.7	-16.8	-4.4	7.9	**2.1**
Asia and Oceania	34.6	19.8	-2.0	-2.2	6.1	8.3	**11.9**
Subtotal	-16.4	-79.6	-19.9	-16.6	16.9	23.2	**31.4**
Japan	363.2	244.8	71.6	4.3	45.9	58.6	**64.6**
Income (loss) before income taxes	346.8	165.2	51.6	-12.3	62.8	81.8	**95.9**

1. *Geographic information is based on U.S. GAAP. (Figures are preliminary for the three months ended December 31, 2016). Nomura's revenues and expenses are allocated based on the country of domicile of the legal entity providing the service. This information is not used for business management purposes.*

21

Segment “Other” Income (loss) before income taxes Full year     Quarter (billions of yen)     50.0    46.0 40.0     30.0     16.1 20.0     13.1

10.0     6.15.8 0.0     -10.0     -1.6-3.8 -20.0     -30.0     FY2015/16FY2016/17 FY2014/15 FY2015/16     3Q4Q1Q2Q3Q Net gain (loss) related to economic    15.1 6.4-0.68.512.0-4.1-15.9 hedging transactions     Realized gain on investments in equity    4.7 0.20.00.00.60.10.4 securities held for operating purposes     Equity in earnings of affiliates    42.2 32.74.85.11.110.911.0 Corporate items    -20.1 -52.3-3.2-5.2-4.3-5.3-0.8 Others    4.0 19.2-2.67.7-3.511.51.5 Income (loss) before income taxes    46.0 6.1-1.616.15.813.1-3.8

Retail related data (1)

NOMURA

(billions of yen)	Full year		Quarter						
	FY2014/15	FY2015/16	FY2015/16		FY2016/17			QoQ	YoY
			3Q	4Q	1Q	2Q	3Q		
Commissions	258.9	220.3	51.8	38.9	38.4	38.9	**47.1**	**21.0%**	**-9.1%**
Of which, brokerage commission	81.8	78.9	18.0	14.4	13.1	12.4	**19.8**	**59.8%**	**9.7%**
Of which, commissions for distribution of investment trusts	134.9	93.6	22.0	14.3	17.6	20.0	**21.1**	**5.5%**	**-4.1%**
Sales credit	106.4	86.4	23.2	17.5	18.6	19.9	**23.0**	**15.4%**	**-0.9%**
Fees from investment banking and other	32.5	35.9	6.1	7.0	4.3	5.9	**8.4**	**41.8%**	**38.0%**
Investment trust administration fees and other	71.9	85.3	21.4	20.0	19.9	20.0	**20.6**	**3.2%**	**-3.9%**
Net interest revenue	6.9	7.8	1.8	1.7	2.6	1.5	**2.3**	**54.5%**	**27.5%**
Net revenue	476.5	435.6	104.3	85.0	83.8	86.2	**101.3**	**17.6%**	**-2.8%**
Non-interest expenses	314.7	308.0	76.5	72.9	75.1	71.8	**75.4**	**5.1%**	**-1.4%**
Income before income taxes	161.8	127.6	27.8	12.2	8.7	14.4	**25.9**	**80.1%**	**-6.8%**
Domestic distribution volume of investment trusts[1]	9,478.5	5,644.9	1,485.8	776.4	761.8	794.2	**908.2**	**14.4%**	**-38.9%**
Bond investment trusts	3,110.2	1,094.0	266.8	146.2	0.2	0.0	**0.0**	**-90.0%**	**-100.0%**
Stock investment trusts	5,445.1	3,656.3	842.0	513.2	640.5	686.9	**801.6**	**16.7%**	**-4.8%**
Foreign investment trusts	923.1	894.6	377.0	117.0	121.0	107.3	**106.5**	**-0.7%**	**-71.7%**
Other									
Accumulated value of annuity insurance policies	2,401.7	2,806.4	2,742.7	2,806.4	2,850.0	2,881.7	**2,912.7**	**1.1%**	**6.2%**
Sales of JGBs for individual investors (transaction base)	380.6	425.9	76.9	234.8	173.6	76.1	**277.5**	**3.6x**	**3.6x**
Retail foreign currency bond sales	1,255.7	1,205.0	398.5	295.4	185.2	244.7	**407.7**	**66.6%**	**2.3%**

1. *Excluding Net & Call and Hotto Direct.*

23

Retail related data (2) Retail client assets     (trillions of yen)     120    109.5108.8108.0 Other     100.6100.699.1 100    95.3 Foreign investment trusts     80     Bond investment trusts     Stock investment trusts    60 Domestic bonds    40 Foreign currency bonds     20     Equities     0     FY2014/15    FY2015/16FY2015/16FY2016/17 Mar    MarDecMarJunSepDec Equities    67.2 60.267.460.255.859.666.7 Foreign currency bonds    6.3 5.65.65.65.55.56.0 Domestic bonds1    12.3 11.711.411.711.811.711.5 Stock investment trusts    10.3 8.69.28.68.08.18.7 Bond investment trusts    7.3 7.37.57.36.56.77.6 Foreign investment trusts    1.8 1.41.51.41.31.31.3 Other2    4.5 5.86.15.86.56.26.2 Total    109.5 100.6108.8100.695.399.1108.0 1. Including CBs and warrants. 2. Including annuity insurance.

Retail related data (3) Net inflows of cash and securities1 Full year     Quarter (billions of yen)     (billions of yen) 1,500     1,000 997

1,000     500 319 500     0 -43 -243 48    -356-338 0     -500 FY2015/16FY2016/17 FY2014/15    FY2015/16 3Q4Q1Q2Q3Q

1. Cash and securities inflows minus outflows, excluding regional financial institutions.

Retail related data (4) Number of accounts     FY2014/15    FY2015/16FY2015/16FY2016/17

(thousands)     Mar    MarDecMarJunSepDec Accounts with balance    5,294 5,3895,3845,3895,3905,3845,383 Equity holding accounts    2,719 2,8272,7962,8272,8422,8562,839 Nomura Home Trade /     Net & Call accounts    4,216 4,4124,3844,4124,4434,4704,497 New Individual accounts / IT share1     Full year    Quarter (thousands)     FY2015/16FY2016/17 FY2014/15    FY2015/16 3Q4Q1Q2Q3Q New individual accounts    320 3368657545755 IT share1     No. of orders    59% 58%55%59%58%58%56% Transaction value    37% 36%32%36%35%35%33% 1. Percentage of cash stock transactions conducted via Nomura Home Trade.

Asset Management related data (1)

NOMURA

(billions of yen)	Full year FY2014/15	Full year FY2015/16	Quarter FY2015/16 3Q	Quarter FY2015/16 4Q	Quarter FY2016/17 1Q	Quarter FY2016/17 2Q	Quarter FY2016/17 3Q	QoQ	YoY
Net revenue	92.4	95.4	25.3	20.3	25.9	21.3	**28.9**	**35.9%**	**14.1%**
Non-interest expenses	60.3	58.7	14.6	14.5	13.7	13.8	**14.9**	**7.8%**	**2.2%**
Income before income taxes	32.1	36.7	10.7	5.8	12.2	7.4	**14.0**	**88.2%**	**30.4%**

Assets under management by company

(trillions of yen)	FY2014/15 Mar	FY2015/16 Mar	FY2015/16 Dec	FY2015/16 Mar	FY2016/17 Jun	FY2016/17 Sep	FY2016/17 Dec
Nomura Asset Management [1,2]	43.3	43.5	45.9	43.5	40.3	41.5	**46.3**
Nomura Funds Research and Technologies [2]	3.0	3.1	3.3	3.1	2.8	2.8	**2.9**
Nomura Corporate Research and Asset Management [1]	1.7	1.6	1.6	1.6	1.6	1.8	**2.1**
Nomura Private Equity Capital [2]	0.2	-	-	-	-	-	**-**
Assets under management (gross) [1,2,3]	48.1	48.2	50.8	48.2	44.7	46.0	**51.4**
Group company overlap [1,2]	8.8	8.1	8.6	8.1	7.4	7.5	**8.2**
Assets under management (net) [4]	39.3	40.1	42.2	40.1	37.3	38.5	**43.2**

1. *Historical AuM (gross) figures have been reclassified in line with a revised calculation method introduced in the third quarter of the fiscal year ended March 2016.*
2. *Nomura Asset Management took over the institutional investor advisory business and the retail related business of Nomura Funds Research and Technologies on July 1, 2015, and October 1, 2015, respectively, as well as all of the operations of Nomura Private Equity Capital on December 1, 2015.*
3. *Total assets under management for Nomura Asset Management, Nomura Funds Research and Technologies, Nomura Corporate Research and Asset Management, and Nomura Private Equity Capital.*
4. *Net after deducting duplications from assets under management (gross).*

27

Asset Management related data (2) Asset inflows/outflows by business1     Full year    Quarter FY2015/16FY2016/17 (billions of yen)    FY2014/15 FY2015/16 3Q4Q1Q2Q3Q Investment trusts business    3,418 2,717157412-42361,038 of which ETFs    843 2,339-102838-24477279 Investment advisory business    50 2,038646-92-16934495 Net asset inflow    3,469 4,755803320-5923491,132 Domestic public investment trust market and Nomura Asset Management market share2     (trillions of yen)    FY2014/15 FY2015/16FY2015/16FY2016/17 Mar    MarDecMarJunSepDec Domestic public stock investment trusts     Market    80.3 78.681.778.674.177.183.0 Nomura Asset Management share (%)    20% 21%21%21%21%21%22% Domestic public bond investment trusts     Market    16.7 13.916.013.911.911.713.6 Nomura Asset Management share (%)    43% 46%43%46%44%44%44% ETF     Market    12.9 15.816.215.815.017.320.3 Nomura Asset Management share (%)    48% 48%47%48%47%45%46% 1. Based on assets under management (net). 2. Source:Investment Trusts Association, Japan. 28

Wholesale related data Full year    Quarter (billions of yen)     FY2015/16FY2016/17 FY2014/15    FY2015/16QoQYoY 3Q4Q1Q2Q3Q Net revenue    789.9 720.3186.0136.2190.9179.9197.39.7%6.1% Non-interest expenses    707.7 704.9176.0159.0144.3140.6149.96.6%-14.9% Income (loss) before income taxes    82.2 15.49.9-22.846.639.347.420.7%4.8x Breakdown of Wholesale revenues     Full year    Quarter (billions of yen)    FY2014/15 FY2015/16 FY2015/16FY2016/17QoQYoY

3Q4Q1Q2Q3Q Fixed Income1    396.9 275.280.227.6107.999.6117.317.8%46.2% Equities1    286.5 325.176.980.762.656.555.8-1.3%-27.5% Global Markets    683.4 600.3157.2108.3170.5156.1173.010.9%10.1% Investment Banking2    106.5 120.028.827.920.423.824.21.9%-15.9% Net revenue    789.9 720.3186.0136.2190.9179.9197.39.7%6.1% Investment Banking (gross)2    195.6 205.742.549.733.742.241.7-1.3%-2.0% 1. Fixed Income and Equities figures for FY2014/15 have been reclassified following a reorganization in April 2015. 2. Past figures for Investment Banking and Investment Banking (gross) have been reclassified from FY2016/17 2Q in line with revised disclosure method. 29

Number of employees FY2014/15    FY2015/16FY2015/16FY2016/17 Mar    MarDecMarJunSepDec Japan    15,973 16,08316,28216,08316,79216,54316,450 Europe    3,485 3,4243,4333,4243,1703,1473,063 Americas    2,449 2,5032,5012,5032,4812,2972,279 Asia and Oceania1    6,765 6,8556,8536,8556,7696,6676,606 Total    28,672 28,86529,06928,86529,21228,65428,398 1. Includes Powai office in India. 30

Disclaimer

This document is produced by Nomura Holdings, Inc. (“Nomura”). Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made. The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information. All rights regarding this document are reserved by Nomura unless otherwise indicated. No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura. This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Actual results and financial condition may differ, possibly materially, from what is indicated in those forward-looking statements. You should not place undue reliance on any forward-looking statement and should consider all of the following uncertainties and risk factors, as well as those more fully discussed under Nomura’s most recent Annual Report on Form 20-F and other reports filed with the U.S. Securities and Exchange Commission (“SEC”) that are available on Nomura’s website (http://www.nomura.com) and on the SEC‘s website (http://www.sec.gov); Important risk factors that could cause actual results todiffer from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions. Forward-looking statements speak only as of the date they are made, and Nomura undertakes no obligation to update any forward-looking statement to reflect the impact of circumstances or events that arise after the date the forward-looking statement was made.

The consolidated financial information in this document is unaudited.

Nomura Holdings, Inc.

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